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                                                           RULE 424(B)(3)
                                                     REGISTRATION NO. 333-60053
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED AUGUST 3, 1998 AND
PROSPECTUS SUPPLEMENT DATED AUGUST 25, 1998

                       BUILDING ONE SERVICES CORPORATION

  Building One Services Corporation (formerly, Consolidation Capital Corporation and referred to herein as the "Company") has prepared this Prospectus Supplement to update certain information included in the Company's Prospectus, dated August 3, 1998, and Prospectus Supplement, dated August 18, 1998, covering 35,191,464 shares of the Company's common stock, par value $.001 per share (the "Common Stock").

  On September 15, 1998, the Company held its first Annual Meeting of Stockholders. The following actions were taken by the Company's stockholders at the Annual Meeting: (1) the election as directors of Mary K. Bush, Vincent
W. Eades, Thomas D. Heule, David Ledecky, Jonathan J. Ledecky, William P. Love, Jr., W. Russell Ramsey and M. Jude Reyes; (2) the approval of a change in the Company's name from Consolidation Capital Corporation to Building One Services Corporation (Nasdaq:Boss); (3) the approval of the 1998 Long-Term Incentive Plan, which replaces the Company's 1997 Long-Term Incentive Plan; and (4) the ratification of PricewaterhouseCoopers LLP as the Company's independent accountants.

  On September 2, 1998, the Company completed the acquisition of Ivey Mechanical Company ("Ivey"). Ivey was founded in 1947 and specializes in providing mechanical installation and maintenance services to commercial clients from its headquarters in Kosciusko, Mississippi, and from its offices in Atlanta, Georgia; Dallas, Texas; Fayetteville, North Carolina; Lexington, Kentucky; Jackson, Mississippi; and Nashville, Tennessee. Ivey had revenues of approximately $84.3 million for the year ended December 31, 1997.

  On September 3, 1998, the Company completed the acquisition of Tri-M Corporation and its affiliates ("Tri-M"). Tri-M was founded in 1964 and specializes in providing electrical installation and maintenance services to commercial clients from its headquarters in Kennett Square, Pennsylvania and from its offices in Allentown, Pennsylvania and Myersville, Maryland. Tri-M had revenues of approximately $41.8 million for the year ended December 31, 1997.

  On September 14, 1998, the Company completed the acquisition of Robinson Mechanical Company ("Robinson") in a pooling-of-interests transaction. Robinson was founded in 1978 and specializes in providing mechanical installation and maintenance services from its headquarters in Denver, Colorado and from its office in Avon, Colorado. Robinson had revenues of approximately $52.9 million for the year ended December 31, 1997.

  Total purchase consideration for the foregoing acquisitions was approximately $27.9 million in cash and 3,037,580 shares of Common Stock plus, with respect to Ivey and Tri-M, earnout opportunities of up to $17.5 million, payable 50% in cash and 50% in shares of Common Stock, based upon improved performance.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 6, 1998